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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2003

                             -----------------------

                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

                             -----------------------

                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

                             -----------------------

               Indicate by check mark whether the registrant files
            or will file annual reports under cover Form 20-F or Form
                                      40-F.

                              Form 20-F  x   Form 40-F___
                                       -----

                Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes____    No  x
                                                  ----

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date: December 10, 2003

                                    PSi TECHNOLOGIES HOLDINGS, INC.



                                    By: /s/ Arthur J. Young, Jr.
                                        ----------------------------------------
                                        Arthur J. Young, Jr.
                                        Chairman and Chief Executive Officer

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                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                  December 2003

                                TABLE OF CONTENTS

Description                                                           Page

Press Release, dated December 9, 2003
PSi Technologies Signs Investment Services Agreement with Chengdu Hi-Tech Zone in the People's Republic of China ......................................3





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[COMPANY LOGO]


   PSi TECHNOLOGIES SIGNS INVESTMENT SERVICES AGREEMENT WITH CHENGDU HI-TECH
                     ZONE IN THE PEOPLE'S REPUBLIC OF CHINA

SOUTH SAN FRANCISCO, CALIFORNIA and MANILA, PHILIPPINES - December 9, 2003 - PSi Technologies (NASDAQ:PSIT), a leading independent provider of assembly and test services to the power semiconductor market, and the Management Committee of the Chengdu Hi-Tech Zone (CDHT), a government entity co-sponsored by the municipal government of Chengdu and provincial government of Sichuan, today announced the signing of an Investment Agreement, in Chengdu City, Sichuan Province, People's Republic of China.

The Investment Agreement specifies the location and government support contracted by and provided to PSi by the Chengdu Hi-Tech Zone. The signing of the Investment Agreement is a key step toward fulfilling all legal and regulatory requirements necessary to establish a 100% PSi owned assembly and test facility in China. The Company anticipates an investment of up to USD$20 million over a three-year period, to be funded through internally generated cash flows and external financing.

"The signing of the Investment Agreement culminates more than 18 months of study, preparation and search with various joint venture partners contemplated and locations considered," said Arthur J. Young, Jr., Chairman and CEO of PSi Technologies. "In the end, we decided that a wholly owned and controlled PSi facility located in Chengdu presented the highest probability of success. As a location, Chengdu provided favorable demographics, rapidly modernizing infrastructure, a wealth of educational institutions that develop highly trained individuals, favorable living conditions and a progressive and proactive government that is second to none."

"With this new facility in Chengdu, we believe PSi will be able to continue to provide high quality and globally competitive power semiconductor assembly and test services to the world's leading power semiconductor manufacturers," concluded Young.

PSi's China-based assembly and test facility will be located in the Sichuan Chengdu Export Processing Zone, 11.4 kilometers south of the geographic center of Chengdu City, 16.4 kilometers from the Chengdu International Airport, and approximately 2 hours by air to Hong Kong.

A management team has been appointed, headed by SL Khoo, who has extensive experience with the establishment and management of China manufacturing operations, having led and participated in the startup of Sumitomo's leadframe factory in Chengdu from 1999 to 2000 and ON Semiconductor's Joint Venture Company in Leshan, Sichuan Province from 1994 to 1997. Prior to joining PSi, Mr. Khoo was the General Manager of Philips Component's Module Display Systems Factory in Shenzhen.

The Company will begin civil works to install facilities and support equipment in the first of two pre-fabricated factories shortly, and anticipates the commencement of production by the second quarter of 2004.

                                    - more -

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PSi Technologies
Page 2 of 2


About PSi Technologies Holdings, Inc.
PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi's customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company's web site at www.psitechnologies.com or call:
Edison G. Yap, CFA
PSi Technologies Holdings, Inc.
(63-2) 837-7702
(63-917) 894-1335
egyap@psitechnologies.com.ph

Jocelyn Hunter (General Information)
FRB | Weber Shandwick
(415) 248-3433
jhunter@webershandwick.com

About Chengdu Hi-Tech Zone (CDHT)
The Chengdu Hi-Tech Zone was established in 1988, ratified by the State Council as a State Hi-Tech Industrial Development Zone in March 1991. The Hi-tech Zone is one of the Asia Pacific Economic Council's (APEC) scientific and technology parks. The Zone consists of the southern and western parks with total planned area of 87 km2. The Zone has been awarded as an Advanced Hi-tech Industrial Development Zone of China several times over.

For more information, visit CDHT's web site at www.cdht.gov.cn/en.

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest, the possibility that the enterprise may not produce the anticipated results and no guarantee that customers will use the products from the enterprise. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

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